Turbine Truck Engines, Inc.

1301 International Speedway Boulevard

Deland, Florida 32724

May 15, 2006

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Alan Morris

Re:	Turbine Truck Engines, Inc.
Post Effective Amendment No. 1 to Form SB-2 (File No.: 333-109118)
Request for Withdrawal of Registration Statement

Dear Mr. Morris:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Turbine Truck Engines, Inc., (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Post Effective Amendment No. 1 to Form SB-2 Registration Statement (“Post Effective Amendment”) which was filed on April 26, 2006.

The Post Effective Amendment has not been declared effective by the Commission and no offers or sales of the securities have been made pursuant to the Registration Statement.

The Company believes that withdrawal of the Post Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Please fax a copy of the order to the Company’s office to the attention of the CEO, Michael Rouse at 386-943-9910.

If you have any questions regarding this matter, please do not hesitate to contact Melissa K. Rice, P.A., legal counsel to the Company at 941-954-1900.

Sincerely,

/s/ Michael H. Rouse
Michael H. Rouse Chief Executive Officer